

Exhibit 99.1

Operating and Financial Review and Prospects for the third quarter and nine months ended September 30, 2003
All amounts are in US$ unless otherwise stated

ClearWave N.V. ("ClearWave" or the "Company"), a subsidiary of Telesystem International Wireless Inc. ("TIW"), is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon") and in Czech Republic through its subsidiary Český Mobil a.s.

Net income for the third quarter increased fourfold to $5.7 million or $0.07 per share, compared to $1.4 million, or $0.02 per share, for the corresponding period in 2002. The strong growth in net income reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company's operating subsidiary recorded its second quarter of positive operating income. Net income for the first nine months of 2003 reached $45.3 million or $0.54 per share, compared to $8.9 million or $0.11 per share for the first nine months of 2002. The 2003 net income includes a gain of $19.8 million on the sale of a minority interest in MobiFon recorded in the first quarter of the year while the corresponding 2002 results included $10.1 million in expenses related to early extinguishment of debt.

Service revenue in the third quarter of 2003 increased 39% to $243.5 million compared to $175.5 million for the same period last year. Selling, general and administrative expenses ("SG&A"), increased 36.4% to $61.3 million but, as a percent of service revenues, declined to 25.1% from 25.6% for the third quarter of 2002. Operating income before depreciation and amortization (EBITDA)[1] increased 39.1% to $100.7 million compared to $72.4 million for the third quarter last year. Operating income increased 56.0% to $49.4 million from $31.7 million for the same 2002 period.

ClearWave added 316,604 net subscribers during the quarter to reach 4,400,223 total subscribers, a 22% increase compared to 3,602,127 subscribers at the end of the third quarter of 2002.

For the first nine months, service revenues were up 39.0% to $654.0 million compared to $470.6 million for the same period last year. EBITDA increased 53.4% to $282.3 million compared to $184.1 million for the first nine months of 2002 and operating income improved 77.1% to $131.1 million for the first nine months of 2003 compared to $74.0 million for the same 2002 period.

MobiFon S.A. – Romania

MobiFon S.A. ("MobiFon" or "Connex"), the market leader in Romania with an estimated 48.4% share of the cellular market, added 215,954 net subscribers for the third quarter for a total of 2,962,081, compared to 2,462,560 subscribers at the end of the same 2002 period, an increase of 20%. Connex focused on attracting higher-end postpaid subscribers, achieving a 43/57 prepaid/postpaid mix of new subscribers for the quarter and resulting in a 63/37 prepaid/postpaid mix at the end of September 2003 compared to 65/35 a year ago. In September, MobiFon increased the validity period for its prepaid users from 12 months to 14 months. The change aligns MobiFon's policy with its main competitor's policy and accounts for an estimated reduction in churn of 32,000 subscribers for the quarter.

On October 6, Connex was the first Romanian operator to reach the 3 million subscriber milestone, a direct consequence of a very strong third quarter performance. The third quarter of 2003 marked MobiFon's second largest quarterly subscriber growth, the best Q3 in MobiFon's history and is also estimated to have set record growth for the Romanian market as a whole. Management believes such growth to be reflective of an improved economic environment in Romania and increased marketing activities by all operators. During the past 12 months, management estimates cellular penetration in Romania increased to 28.2% from 20.4% at the end of the third quarter of 2002.

Service revenues reached $144.1 million, a 28.0% increase over the $112.6 million for the third quarter of 2002. This increase was largely attributable to a 18.9% increase in average subscribers and a 6.8% increase in monthly average revenue per user ("ARPU")[2]. ARPU for the third quarter reached $15.44 compared to $14.44 in the second quarter and $14.45 for the same period of last year. Cost of services increased 35.3% to $28.5 million compared to $21.0 million for the same period last year primarily due to higher interconnection, roaming and site costs as a result of the greater subscriber base and network traffic. SG&A expenses increased to 22.6% of service revenues compared to 20.8% for the 2002 corresponding period in support of higher postpaid subscriber acquisition, as well as a required build up of customer service to support the postpaid growth and the implementation of a new billing system. During the quarter, Connex reached its largest EBITDA level ever achieved. EBITDA increased 18.7% to $76.4 million compared to $64.4 million for the same period last year. EBITDA as a percentage of service revenue decreased to 53% compared to 57% in the quarter ending September 30, 2002, as a result of costs incurred in acquiring new subscribers, particularly for the postpaid segment. Operating income rose 11.7% to $48.0 million compared to $43.0 million for the third quarter of 2002.

For the first nine months, service revenues increased 23.4% to $384.4 million compared to $311.5 million for the same period last year. EBITDA increased 23.6% to $213.6 million compared to $172.8 million for the 2002 period. Operating income rose 17.8% to $129.7 million compared to $110.1 million for the first nine months of 2002.

Český Mobil a.s. – Czech Republic

Český Mobil a.s. ("Český Mobil" or "Oskar") added 100,650 net subscribers in the third quarter to reach 1,438,142, an increase of 26.2% compared to 1,139,567 subscribers at the end of the third quarter of 2002. The company's focus on postpaid growth continued to be successful with postpaid subscribers representing 49% of net additions during the quarter. As a result, the company's prepaid/postpaid mix as of September 30, 2003 was 59/41 compared to 71/29 at September 30, 2002. Oskar estimates it held a 15.8% share of the national cellular market as of September 30, 2003, compared to a 14.1% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 90% from 78% at the end of the third quarter of 2002.

Service revenues increased 58.1% to $99.4 million compared to $62.9 million for the third quarter of 2002 primarily due to a 25.5% increase in average subscribers and a 26.0% increase in ARPU.   ARPU for the third quarter reached Czech Koruna 656.4 ($22.93) compared to Czech Koruna 641.5 ($23.18) in the second quarter and Czech Koruna 559.6 ($18.20) for the same period of last year.

Oskar recorded EBITDA of $26.0 million compared to EBITDA of $8.4 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth, the company's focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. SG&A expenses declined to 27.0% of service revenues compared to 33.7% for the same period last year. Oskar recorded positive operating income of $3.1 million for the third quarter 2003, compared to an operating loss of $10.9 million for the third quarter of 2002.

For the first nine months, service revenues increased 69.5% to $269.7 million compared to $159.1 million for the same period in 2002. EBITDA reached $71.7 million compared to EBITDA of $12.9 million for the first nine months of last year, an improvement of $58.8 million. Operating income reached $4.4 million compared to a loss of $34.4 million for the same period in 2002.

On September 23, 2003, the lower house of the Czech Parliament passed an amendment to a bill that calls for the reclassification of the Value Added Tax (VAT) from the 5% to the 22% category for telecommunication services, effective January 2004. The amendment is one in a series related to public-finance reform and part of the government's effort to combat the state's public deficit. The reforms also call for a decrease in the corporate income-tax rate, from the current 31% to 24% by 2006. Management is currently in the process of evaluating the possible impact of this new regulation on future operational results.

Liquidity and Capital Resources

As of September 30, 2003, ClearWave held cash and cash equivalents of $161.1 million of which $28.1 million consisted of restricted cash.



Operating activities provided cash of $52.5 million for the third quarter and $188.8 million for the first nine months of 2003 compared to $33.2 million and $107.0 million respectively for the same periods in 2002. The primary factor contributing to the higher operating cash flow was higher operating income before depreciation and amortization of $28.3 million for the quarter and of $98.3 million for the first nine months.

Cash used for investing activities during the third quarter amounted to $32.5 million and was $91.8 million for the first nine months of 2003 compared to $59.0 million and $166.4 million for the same periods in 2002. Our investing activities consisted of acquisitions of property, plant and equipment which, during the first nine months of 2003, were partially offset by net proceeds received from the sale of a partial interest in MobiFon of $41.5 million.

Financing activities used cash of $105.1 million for the third quarter and $12.4 million year-to-date. Included therein on a year-to-date basis, were $39.0 million distributed to minority shareholders of MobiFon, $142.1 million of dividends distributed to shareholders, $88.1 million representing a full repayment of demand notes due to TIW, $28.1 million in additions to restricted cash, $279.0 million proceeds from debt issuance less $12.9 million in financing costs incurred and $18.9 million received from the issuance of subsidiaries' shares to minority interests. During the first nine months of 2002, sources of cash from financing activities included $7.1 million advanced from TIW, $29.9 million from the issuance of subsidiaries' shares to minority interests, $48.2 million drawn on Český Mobil's credit facility and $255.0 million drawn on a new senior loan facility at MobiFon. These were partially offset by the incurrence of $7.8 million in deferred financing costs, $250.5 million in full repayment of existing MobiFon debt, a $9.8 million repayment of advances to TIW, and $9.8 million distributed to minority interests in MobiFon and resulted in $62.2 million being provided by financing activities.

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company's share is $24.6 million. During 2002, ClearWave received its pro-rata share of such distributions which amounted to $24.6 million and other minority shareholders had received $0.8 million. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid on July 18, 2003. As a result, ClearWave's ownership in MobiFon increased to 57.7% from 56.6% at the end of the first quarter of 2003.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which ClearWave's share amounted to $33.5 million. In July 2003, the shareholders of MobiFon approved additional distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction that was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders. This amount is classified within current liabilities as distribution payable to minority interests as at September 30, 2003.



On June 27, 2003, MobiFon Holdings B.V. ("MobiFon Holdings"), a wholly-owned subsidiary which holds the Company's investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet. A portion of the proceeds was used to fully repay the demand notes to TIW and, on June 30, 2003, we declared a dividend out of share premium of $1.69 per share. On July 9, 2003, we paid these dividends to our shareholders which totaled $142.1 million.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account. Before July 31, 2006, MobiFon Holdings may redeem up to 35% of the Notes with the proceeds of certain equity offerings at a redemption price of 112.50% of the principal amount. From July 31, 2007, MobiFon Holdings may redeem all or part of the Notes at declining prices ranging from 106.25% to 100.00% of the principal amount. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A. or to reduce its ownership in MobiFon S.A. to below 50.1%.

On October 16, 2003, MobiFon Holdings' registration statement filed with the United States Securities and Exchange Commission was declared effective whereby substantially similar notes will be registered under the Securities Act when issued pursuant to an exchange offer launched on October 17, 2003. The exchange offer is expected to close by November 17, 2003. During the nine-month period ended September 30, 2003 financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

During the third quarter of 2003, Český Mobil drew $23.1 million from its long-term syndicated Euro and Czech Koruna denominated credit facility and MobiFon drew $9.0 million from its senior loan facility. As of September 30, 2003, the undrawn amount available under Český Mobil's credit facility was Euro 10.8 million and Czech Koruna 150.3 million (total of approximately $18 million) and there was $20 million available under MobiFon's senior loan facility.



Long-term debt, including current portion, at the end of the third quarter was $1.1 billion, comprised of $296.6 million at MobiFon, $586.4 million at Český Mobil and $220.0 million at MobiFon Holdings. Long-term debt includes $18.0 million payable to Český Mobil's network equipment vendors and long-term unrealized losses associated with derivative financial instrument positions of $41.5 million and $3.9 million in Český Mobil and MobiFon, respectively.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech N.V at a price of approximately 600 million Czech Koruna ($21.8 million). TIW Czech N.V will finance the acquisition, which is expected to be finalized during the first quarter of 2004, via shareholders' contribution. The Company's share of this commitment is $5.3 million.

The Company expects to have future capital requirements, particularly in relation to the expansion and addition of capacity of its cellular networks, the acquisition of Český Mobil shares pursuant to the above described option, and for servicing of its debt. The Company intends to finance such future capital requirements from cash and cash equivalents, cash flows from operating activities, from drawings on MobiFon and Český Mobil's senior loan facilities and by equity contributions from TIW Czech N.V. shareholders. In July 2003, the shareholders of TIW Czech N.V. made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by minority shareholders. This amount was mainly used to fund Český Mobil's network expansion. The Company intends to service the debt in MobiFon Holdings and its general corporate expenses mainly by distributions to shareholders from MobiFon.

Forward-looking Statements

This operating and financial review may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with almost 4.6 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").



[1] We define the term "EBITDA" as operating income before depreciation and amortization. Our use of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered in isolation or as an alternative measurement of operating performance or liquidity or net income, operating income, cash flows from operating activities or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. A reconciliation of EBITDA is contained in Note 10 to the attached financial statements.

[2] We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Cdn GAAP. We believe ARPU is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

The following table provides a reconciliation between service revenues and ARPU for both MobiFon and Český Mobil a.s.:

	MobiFon				Český Mobil a.s.			
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002	2003	2002	2003	2002
Service revenues for the periods *(in thousands)*	**144,127**	112,585	**384,374**	311,510	**99,408**	62,872	**269,665**	159,074
Average number of subscribers for the period *(in millions)* *	**2.85**	2.40	**2.73**	2.26	**1.39**	1.10	**1.30**	1.02
Average monthly service revenue per subscriber for the period *(in $)*	**16.83**	15.64	**15.63**	15.34	**23.88**	18.96	**22.95**	17.31
Less: impact of excluding in roaming and miscellaneous revenue	**(1.39)**	(1.19)	**(1.19)**	(1.07)	**(0.95)**	(0.76)	**(0.84)**	(0.67)
ARPU	**15.44**	14.45	**14.44**	14.27	**22.93**	18.20	**22.11**	16.64

* Calculated as the average of each month's average number of subscribers.



CLEARWAVE N.V.

Third Quarter 2003

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	September 30, 2003 $	December 31, 2002 $
	(unaudited)	(Note 1)
ASSETS		
Current assets		
Cash and cash equivalents	133,017	46,383
Cash and cash equivalents - restricted (Note 6)	28,125	-
Trade debtors	78,276	55,175
Inventories	8,683	10,248
Value added taxes recoverable	1,716	2,634
Prepaid expenses	24,862	21,115
Deferred income tax asset	1,601	1,932
Other current assets	10,571	11,671
Total current assets	286,851	149,158
Property, plant and equipment	1,056,380	1,021,841
Licenses	89,670	94,593
Goodwill	48,225	52,606
Deferred financing and other costs (Note 6)	29,655	18,989
	1,510,781	**1,337,187**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable - trade	41,698	37,693
Accounts payable - TIW group	1,197	2,350
Income and value added taxes payable	16,556	5,459
Accrued liabilities	68,772	66,449
Due to parent and affiliated companies (Note 6)	-	88,085
Deferred revenues	39,609	38,468
Current portion of long-term debt	33,700	-
Distribution payable to minority interests (Note 3)	15,086	13,400
Total current liabilities	216,618	251,904
Deferred income tax liability	5,899	5,211
Long-term debt (Note 6)	1,023,881	737,981
Derivative financial instrument position	45,398	46,751
Minority interests	164,708	146,588
Shareholders' equity		
Share capital		
45,868,498 Class A Subordinate Voting Shares and		
38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium (Note 6)	21,737	163,865
Retained earnings (deficit)	13,061	(32,221)
Accumulated other comprehensive income (loss)		
Foreign currency translation adjustment (Note 4)	7,330	5,038
Fair value of interest rate and cross-currency swaps and options	(9,318)	(9,397)
Total shareholders' equity	54,277	148,752
	1,510,781	**1,337,187**

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2003 $	**2002** $	**2003** $	**2002** $
Revenues				
Services	243,535	175,457	654,039	470,584
Equipment	13,170	9,752	33,757	27,408
	256,705	185,209	687,796	497,992
Cost of services	72,242	52,884	193,011	143,979
Cost of equipment	22,481	15,016	54,123	41,924
Selling, general and administrative expenses	61,307	44,937	158,327	128,018
Depreciation and amortization	51,275	40,711	151,265	110,081
Operating income	**49,400**	**31,661**	**131,070**	**73,990**
Interest expense	(22,346)	(17,886)	(57,418)	(53,502)
Interest and other income	536	506	1,298	1,007
Foreign exchange gain (loss)	(981)	(2,670)	2,936	6,587
Gain on disposal of investment (Note 3)	-	-	19,821	-
Expenses related to extinguishment of debt	-	(10,100)	-	(10,100)
Income before income taxes and minority interests	**26,609**	**1,511**	**97,707**	**17,982**
Income taxes	13,141	10,656	35,785	26,147
Income (loss) before minority interests	**13,468**	**(9,145)**	**61,922**	**(8,165)**
Minority Interests	(7,734)	10,508	(16,640)	17,065
Net income	**5,734**	**1,363**	**45,282**	**8,900**
Foreign currency translation adjustment (Note 4)	492	(1,750)	2,292	3,610
Change in fair value of interest rate and cross currency swaps and options	1,720	(2,544)	79	(864)
Comprehensive income (loss)	**7,946**	**(2,931)**	**47,653**	**11,646**
Weighted average number of shares	84,099,448	84,099,448	84,099,448	84,099,448
Basic and diluted net income per share	0.07	0.02	0.54	0.11

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(in thousands of US dollars)

	Share Capital $	Share Premium $	Retained Earnings (Deficit) $	Accumulated Other Comprehensive Income (Loss) $	Total Shareholders' Equity $
Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income	-	-	2,096	2,240	4,336
Balance as at March 31, 2002	21,467	163,865	(43,412)	(3,542)	138,378
Comprehensive income	-	-	5,441	4,800	10,241
Balance as at June 30, 2002	21,467	163,865	(37,971)	1,258	148,619
Comprehensive income (loss)	-	-	1,363	(4,294)	(2,931)
Balance as at September 30, 2002	21,467	163,865	(36,608)	(3,036)	145,688
Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752
Comprehensive income	-	-	26,328	427	26,755
Balance as at March 31, 2003	21,467	163,865	(5,893)	(3,932)	175,507
Dividends declared (Note 6)	-	(142,128)	-	-	(142,128)
Comprehensive income (loss)	-	-	13,220	(268)	12,952
Balance as at June 30, 2003	21,467	21,737	7,327	(4,200)	46,331
Comprehensive income	-	-	5,734	2,212	7,946
Balance as at September 30, 2003	21,467	21,737	13,061	(1,988)	54,277

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2003 $	2002 $	2003 $	2002 $
OPERATING ACTIVITIES				
Net income	5,734	1,363	45,282	8,900
Adjustments to reconcile net income to cash provided by operating activities				
Depreciation and amortization	51,275	40,711	151,265	110,081
Accreted interest on long-term debt	-	666	-	1,984
Minority interests	7,734	(10,508)	16,640	(17,065)
Gain on disposal of investment (Note 3)	-	-	(19,821)	-
Other non-cash items	3,532	12,326	5,687	15,545
Changes in operating assets and liabilities	(15,820)	(11,329)	(10,272)	(12,487)
Cash provided by operating activities	52,455	33,229	188,781	106,958
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	(32,464)	(58,963)	(133,266)	(166,448)
Net proceeds from the sale of ownership in a subsidiary (Note 3)	-	-	41,500	-
Cash used in investing activities	(32,464)	(58,963)	(91,766)	(166,448)
FINANCING ACTIVITIES				
Dividends (Note 6)	(142,128)	-	(142,128)	-
Repayment of advances from parent company	-	(9,822)	(88,085)	(9,822)
Advances from parent company	-	-	-	7,055
Issuance of subsidiaries' shares to minority interests	18,879	-	18,879	29,930
Subsidiary's distributions paid to minority interests (Note 3)	(7,806)	(5,636)	(39,019)	(9,806)
Proceeds from issue of long-term debt (Note 6)	32,108	275,223	279,002	303,150
Repayment of long-term debt	-	(226,059)	-	(250,498)
Deferred financing costs (Note 6)	(6,169)	(7,482)	(12,919)	(7,790)
Additions to cash and cash equivalents - restricted (Note 6)	-	-	(28,125)	-
Cash provided by (used in) financing activities	(105,116)	26,224	(12,395)	62,219
Net effect of exchange rate translation on cash and cash equivalents	1,098	(1,118)	2,014	1,142
Net change in cash and cash equivalents	(84,027)	(628)	86,634	3,871
Cash and cash equivalents, beginning of period	217,044	59,481	46,383	54,982
Cash and cash equivalents, end of period	133,017	58,853	133,017	58,853

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine-month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. The consolidated balance sheet as at December 31, 2002 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network, the acquisition of Český Mobil a.s.'s shares pursuant to the exercise of a minority shareholders put option and for the servicing of its debt. The Company intends to finance such future capital requirements from cash and cash equivalents on hand, cash flows from operating activities, borrowings from MobiFon's and Český Mobil's a.s., senior credit facilities and by equity contributions from non-controlling shareholders of TIW Czech N.V. (See Note 4). The Company intends to finance the servicing of its debt in MobiFon Holdings and its general corporate expenses by distributions to shareholders from MobiFon (See Note 3).

NOTE 2
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $1.4 million and $6.0 million for property, plant and equipment, for the three month and nine month periods ended September 30, 2003, respectively, the majority of which have already been removed from service. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, effective April 1, 2003, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three and nine month periods ended September 30, 2003 of approximately $1 million and $2 million, respectively.

NOTE 3
DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. ("MOBIFON")

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. The effect of these distributions was to decrease the Company's equity interest in MobiFon from 63.5% to 62.4%. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid in July 2003.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003
(in thousands of U.S. dollars)

In March 2003, the Company sold 11.1 million of its shares in MobiFon, representing 9.2% of the Company's total shareholding in MobiFon, for aggregate consideration of $42.5 million. The Company utilized $39.0 million of the proceeds to repay demand notes and accounts payables to TIW and affiliates. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interest was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively.   As a result of this transaction, the Company's ownership in MobiFon was reduced from 62.4% to 56.6% but was increased to 57.7% during the second quarter as a result of the remaining shareholders' participation in the share repurchase described in the preceding paragraph.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 was distributed to minority shareholders. The Company's share of this dividend was mainly used to further repay demand notes to TIW.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders. This amount is classified within current liabilities as distribution payable to minority interests as at September 30, 2003.

NOTE 4
INVESTMENT IN CESKY MOBIL a.s. ("CESKY MOBIL")

In July 2003, the shareholders of TIW Czech N.V. made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by minority interests. This amount was mainly used to fund Český Mobil's network expansion.

On October 6, 2003, a minority shareholder of Cesky Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Cesky Mobil to TIW Czech N.V. at a price of approximately 600 million Czech Koruna ($21.8 million). TIW Czech N.V. will finance the acquisition, which is expected to be finalized during the first quarter of 2004, via shareholder contributions. TIW Czech N.V., will finance the acquisition, which is expected to be finalized during the first quarter of 2004, via shareholder contributions and will account for it using the purchase method. ClearWave's share of this commitment is $5.3 million.

NOTE 5
FINANCIAL INSTRUMENTS

In January 2003, Český Mobil entered into interest rate and currency swaps and option arrangements pursuant to which €40.0 million ($46.6 million) of Euro-based borrowings as at September 30, 2003 are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.25% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million ($11.7 million) of Euro based debt.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003
(in thousands of U.S. dollars)

NOTE 5
FINANCIAL INSTRUMENTS (CONT'D)

In May 2003, upon the expiry of a €60.0 million ($69.9 million) 6-month swap, Cesky Mobil entered into a 12-month Euro to Koruna cross currency swap arrangement for €60.0 million to hedge €60.0 million of Euro-based borrowings.   In June 2003, Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €10.0 million ($11.7 million) of Euro-based borrowings as at September 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.14% per annum until December 2007 plus a % fixed rate spread which continues to be payable in Euro. On September 11, 2003 Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €20.0 million ($23.3 million) of Euro-based borrowings as at September 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.74% per annum plus a 1.25% fixed rate spread which continues to be payable in Euro.   The full €20.0 million of this arrangement is effective until December 2007 with €15.0 million continuing to be in effect until March 2008.

The Company has designated these instruments as cash flow hedges and as a result the changes in their fair value, net of tax and minority interest, are included in other comprehensive income and are recognized in the income statement when the Euro-based debt affects earnings in each reporting period.

During the third quarter of 2003, as a result of achieving certain financial ratios, the interest rate spread payable on the long-term credit facility of Český Mobil was reduced by .50% and .75% for Tranches A and B, respectively. In addition, Český Mobil amended certain of its existing interest rate and Euro to Koruna cross currency swap arrangements. As a result, the effective weighted average interest rate on this facility was reduced from 6.7% to 5.9%.

NOTE 6
SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. ("MOBIFON HOLDINGS")

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds the Company's investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $211.6 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and $182.5 million was paid to the Company as a reduction of intercompany loans. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003
(in thousands of U.S. dollars)

NOTE 6
SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. ("MOBIFON HOLDINGS") (CONT'D)

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A. nor to reduce its ownership in MobiFon S.A. to below 50.1%.

On October 16, 2003, MobiFon Holdings' registration statement filed with the United States Securities and Exchange Commission was declared effective whereby substantially similar notes will be registered under the Securities Act when issued pursuant to an exchange offer launched on October 17, 2003. The exchange offer is expected to close by November 17, 2003. During the nine-month period ended September 30, 2003 financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

NOTE 7
FOREIGN CURRENCY

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company's reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

The movement in the foreign currency translation adjustment of $2.3 million, net of minority interest of $7.2 million, reported as comprehensive income for the nine-month period ended September 30, 2003, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US Dollar and 27.33 Czech Koruna for one US Dollar as at December 31, 2002 and September 30, 2003, respectively.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003
(in thousands of U.S. dollars)

NOTE 8
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, there would be a statement of retained earnings, however, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $9.3 million and $9.4 million, minority interests presented in the balance sheet would be increased by $25.2 million and $25.1 million, deferred financing and other costs would be increased by $1.4 million and NIL and deferred income tax assets would be reduced by $1.0 million and $0.9 million and long term liabilities would be reduced by $34.1 million and $35.4 million as at September 30, 2003 and December 31, 2002, respectively, under Canadian GAAP. There would also be an immaterial difference in the gain on disposal of investment calculated for Canadian and U.S. GAAP purposes.

NOTE 9
COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this nine-month period ended September 30, 2003 interim consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003

(in thousands of U.S. dollars)

NOTE 10
SEGMENTED INFORMATION

	FOR THE NINE MONTHS ENDED ENDED SEPTEMBER 30,							
	2003				**2002**			
	[unaudited]				[unaudited]			
	Romania	Czech Republic	Corporate	**Total**	Romania	Czech Republic	Corporate	**Total**
	$	$	$	$	$	$	$	$
Revenues								
Services	384,374	269,665	-	654,039	311,510	159,074	-	470,584
Equipment	20,137	13,620	-	33,757	15,342	12,066	-	27,408
	404,511	283,285	-	687,796	326,852	171,140	-	497,992
Cost of services	74,696	118,315	-	193,011	59,014	84,965	-	143,979
Cost of equipment	33,101	21,022	-	54,123	26,775	15,149	-	41,924
Selling, general and administrative expenses	83,113	72,206	3,008	158,327	68,224	58,120	1,674	128,018
Depreciation and amortization	83,921	67,344	-	151,265	62,734	47,347	-	110,081
Operating income (loss)	129,680	4,398	(3,008)	131,070	110,105	(34,441)	(1,674)	73,990
Acquisition of property, plant and equipment, including unpaid acquisitions	83,733	38,021	-	121,754	59,363	70,092	-	129,455
Property, plant, equipment, licenses and goodwill as at September 30, 2003 (December 31, 2002)	549,546	644,729	-	1,194,275	555,742	613,298	-	1,169,040
Total assets as at September 30, 2003 (December 31, 2002)	714,865	745,050	50,866	1,510,781	670,326	665,575	1,286	1,337,187
Operating income (loss) before depreciation and amortization (*)	213,601	71,742	(3,008)	282,335	172,839	12,906	(1,674)	184,071
(*) computed as: Operating income (loss)	129,680	4,398	(3,008)	131,070	110,105	(34,441)	(1,674)	73,990
plus: Depreciation and amortization	83,921	67,344	-	151,265	62,734	47,347	-	110,081

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003

(in thousands of U.S. dollars)

NOTE 10
SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,							
	2003				2002			
	[unaudited]				[unaudited]			
	Romania	Czech Republic	Corporate	Total	Romania	Czech Republic	Corporate	Total
	$	$	$	$	$	$	$	$
Revenues								
Services	144,127	99,408	-	243,535	112,585	62,872	-	175,457
Equipment	7,600	5,570	-	13,170	5,276	4,476	-	9,752
	151,727	104,978	-	256,705	117,861	67,348	-	185,209
Cost of services	28,457	43,785	-	72,242	21,031	31,853	-	52,884
Cost of equipment	14,224	8,257	-	22,481	9,106	5,910	-	15,016
Selling, general and administrative expenses	32,634	26,971	1,702	61,307	23,363	21,174	400	44,937
Depreciation and amortization	28,412	22,863	-	51,275	21,404	19,307	-	40,711
Operating income (loss)	48,000	3,102	(1,702)	49,400	42,957	(10,896)	(400)	31,661
Acquisition of property, plant and equipment, including unpaid acquisitions	14,190	12,742	-	26,932	21,871	19,802	-	41,673
Operating income (loss) before depreciation and amortization (*)	76,412	25,965	(1,702)	100,675	64,361	8,411	(400)	72,372
(*) computed as: Operating income (loss)	48,000	3,102	(1,702)	49,400	42,957	(10,896)	(400)	31,661
plus: Depreciation and amortization	28,412	22,863	-	51,275	21,404	19,307	-	40,711